[redacted]

13013980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66125

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Americas Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Cullen **201-839-8856**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Edward Cullen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of SG Americas Securities, LLC (the "Company"), for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Edward Cullen 2/27/13

Chief Financial Officer Date

Notary Public

CHRISTOPHER RUFFINO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU5050164
Qualified in Dutchess County
My Commission Expires December 06, 2013

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
deloitte.com
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
SG Americas Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SG Americas Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2013

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(In thousands)

Assets	
Cash	$ 715,745
Cash segregated for regulatory purposes	175,433
Receivables from brokers, dealers, and clearing organizations	798,232
Receivables from customers	26,638
Receivables from non-customers	211,944
Collateralized agreements:	
Securities purchased under agreement to resell	5,750,180
Securities borrowed	11,531,660
Securities received as collateral	6,741,962
Financial instruments owned — at fair value	6,975,748
Financial instruments owned and pledged as collateral — at fair value	3,343,110
Total financial instruments owned — at fair value	10,318,858
Other assets	179,273
Total assets	$36,449,925
Liabilities and member's equity	
Short-term borrowings	$ 153
Payables to brokers, dealers, and clearing organizations	699,415
Payables to customers	50,530
Payables to non-customers	1,520,957
Collateralized financings:	
Securities sold under agreements to repurchase	9,094,393
Securities loaned	8,706,699
Obligation to return securities received as collateral	6,741,962
Financial instruments sold, not yet purchased — at fair value	6,469,956
Accrued expenses and other liabilities	301,243
	33,585,308
Commitments, contingencies, and guarantees	
Subordinated borrowings	640,000
Member's equity	2,224,617
Total liabilities and member's equity	$36,449,925

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, LLC ("SGASH" or "Member"), a Delaware limited liability company. SGASH is a wholly owned subsidiary of Société Générale ("SG"), a large financial institution based in Paris, France, that is engaged in three core businesses: retail banking and specialized financial services; global investment management and services; and corporate and investment banking.

The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition advisory, equity derivatives sales and trading, global program trading, as well as clearing, settlement, and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions, Energy & Natural Resources and Infrastructure providers, among others. The Company also conducts proprietary trading primarily in equity and fixed income securities.

The Company has its headquarters in New York City and offices in Boston, Chicago, Dallas, Houston, and Jersey City.

The Company is a registered broker and dealer of securities under the Securities Exchange Act of 1934, a primary dealer designated by the Federal Reserve Bank of New York ("FRBNY"), and a registered independent Introducing Broker with the Commodity Futures Trading Commission. The Company is regulated by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association. The Company is a member of the New York Stock Exchange, the National Association of Securities Dealers Automated Quotations, and other regional exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2012. Significant estimates and assumptions may include fair value measurement and provision for potential losses that may arise from litigation. The Company believes that the estimates utilized in the preparation of the statement of financial condition are reasonable. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

For the year ended December 31, 2012, the Company changed its accounting policy related to the netting of regular-way trades with clearing organizations and brokers and dealers.

Previously, the amounts receivable and payable for regular-way securities transactions that had not yet reached their contractual settlement dates and settled through a clearing organization were reported net by clearing organization in *Receivables from brokers, dealers, and clearing*

organizations or *Payables to brokers, dealers and clearing organizations* on the statement of financial condition. Unsettled regular-way securities transactions with another broker dealer were reported gross in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers and clearing organizations* on the statement of financial condition.

Under the Company's newly applied accounting policy, amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement dates and are settled either through a clearing organization or with another broker are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers and clearing organizations* on the statement of financial condition.

Such accounting change is considered a change in accounting principle based on applicable accounting guidance. Management has concluded that application of the new netting policy is acceptable under current accounting standards as well as a preferable treatment for such transactions. The Company's current business has experienced growth in the level of unsettled regular-way trades, primarily attributable to the Company's expansion of its primary dealer activities. The Company believes that the new netting policy better reflects its statement of financial condition.

As a result of this change, the opening balances for *Receivables from brokers, dealers and clearing organizations* as of December 31, 2011 were reduced by $183.9 million and *Payables to brokers, dealers and clearing organizations* was reduced by the same amount.

Cash – Cash includes cash on hand and cash in depository accounts with major money center banks.

Cash segregated for regulatory purposes – The Company holds customer funds or securities and is therefore required to segregate cash or qualified securities in a special reserve bank account under the Customer Protection Rule – *SEC Rule 15c3-3 ("SEC Rule 15c3-3")*. Amounts segregated are generally cash and are reported on the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized financing transactions. The Company also sells securities under agreements to repurchase ("repurchase agreements"). Resale and repurchase agreements are generally collateralized by U.S. government securities.

Resale and repurchase agreements are recorded at their contracted resale or repurchase amounts plus accrued interest. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of resale and repurchase agreements approximate fair value because they are generally short term in nature and are collateralized.

The Company nets certain resale and repurchase agreements with the same counterparty on the statement of financial condition when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 210-45 *Repurchase Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

Securities Borrowed and Securities Loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company

receives cash or other collateral for securities loaned transactions from the borrower. Securities borrowed and securities loaned transactions are generally collateralized by equity securities. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contracted values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized.

Securities collateral are also advanced or received in certain "non-cash" securities borrowed and securities loaned transactions. As required by FASB ASC 860 – *Transfers and Servicing*, in those instances where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the fair value of the securities received as *Securities received as collateral* and a corresponding *Obligation to return securities received as collateral* on the statement of financial condition.

Securities Transactions – Proprietary securities transactions are entered into for trading purposes and generally include equity stock index securities, U.S. exchange traded funds ("ETFs"), corporate and other debts, and U.S. government and agency securities.

Securities transactions in regular-way trades are recorded on a trade date basis and reported net by CUSIP in *Financial instruments owned – at fair value* and *Financial instruments sold, not yet purchased – at fair value.*

Financial instrument balances are carried at fair value. The Company uses various valuation approaches, including published market prices or other relevant factors including dealer price quotations (See Fair Value Measurements section below).

The Company may pledge financial instruments owned for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860 – *Transfers and Servicing*, pledged financial instruments that can be sold or re-pledged by the secured counterparty are reported in *Financial instruments owned and pledged as collateral – at fair value* on the statement of financial condition.

Derivative Transactions – The Company enters into certain derivative transactions (futures, forwards, and listed options contracts) for trading purposes. The fair value of forward and option contracts are included in *Financial instruments owned - at fair value* and *Financial instruments sold, not yet purchased - at fair value* on the statement of financial condition. The fair value of open futures contracts are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payable to broker, dealers, and clearing organizations* on the statement of financial condition.

The Company also enters into certain limited over the counter ("OTC") derivative transactions for purposes other than trading, as a means to economically hedge the fluctuation in certain deferred compensation obligations. The fair value of these contracts are included in *Financial instruments owned – at fair value and Financial instruments sold, not yet purchased – at fair value* on the statement of financial condition.

Fair Value Measurements – A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that could be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income, and/or cost approaches. Fair value is a market-based measure considered from the perspective of a market participant. As

such, even when market assumptions are not readily available, the Company uses its own assumptions to estimate those that market participants would use in pricing the asset or liability at the measurement date.

FASB ASC 820 – *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 — *Fair Value Measurements and Disclosures* are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include U.S. government securities, equity stock index securities, U.S. ETFs and listed U.S. options.

Level 2 – Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency generally include certain exchange shares, corporate debt, certain U.S. government and agency securities, and certain derivative contracts.

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company's Level 3 balances would generally include illiquid securities with no observable markets. There were no Level 3 assets or liabilities at December 31, 2012.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels (See Note 7).

Customer and Non-Customer Transactions – Customer and non-customer transactions on the accompanying statement of financial condition are defined by *SEC Rule 15c3-3*. Customer and non-customer balances may also include amounts related to client trades that are cleared through foreign affiliates and are reported in accordance with the Exemption of Certain Foreign Brokers or Dealers Rule – *SEC Rule 15a6 ("SEC Rule 15a6")*.

Receivables from and payables to customers and non-customers include amounts due on cash and margin accounts on a settlement date basis. The Company has securities owned by customers and non-customers in its possession. These securities are not reflected in the statement of financial condition.

Employee Compensation Plans – The Company's employees may participate in certain SG stock-based compensation plans (See Note 12).

Other Assets – The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that the asset may be impaired (see Note 6).

The Company has ownership interests in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships and are included on the statement of financial condition as *Financial instruments owned - at fair value*, and *Other assets*, respectively. Exchange membership seats are recorded at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Accounting Developments – In April 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-03, *Transfers and Servicing (Accounting Standards Codification ("ASC") 860): Reconsideration of Effective Control for Repurchase Agreements.* The amendments in this ASU remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this ASU. ASU No. 2011-03 was effective for the Company on January 1, 2012 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of this ASU did not have a material impact on the statement of financial condition.
In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurements (ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*). The amendments under ASU 2011-04 change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include 1) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and 2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 was effective for the Company on January 1, 2012. The adoption of this ASU did not have a material impact on the statement of financial condition.

In February 2013, the FASB issued ASU No. 2013-03, *Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*. The amendments in this ASU clarify the intended scope of the disclosures required by ASU No 2011-04 and specify that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. ASU No. 2013-03 is effective upon issuance. The Company does not expect the adoption of this ASU to have a material impact on the statement of financial condition.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which amends ASC 210, *Balance Sheet*. The amendments in ASU No. 2011-11 require

an entity to disclose information about offsetting and related arrangements to enable users of the Company's financial statements to understand the effect of those arrangements on the statement of financial condition. The Company is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not expect that the adoption of this ASU will have a material impact on the statement of financial condition except for additional disclosure.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends ASC 350, Intangibles-Goodwill and Other. The amendments in ASU No. 2012-02 are intended to reduce cost and complexity by providing an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The amendments also enhance the consistency of impairment testing guidance among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect that the adoption of this ASU will have a material impact on the statement of financial condition.

In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The amendments clarify that the scope of ASU No. 2011-11 applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45, *Balance Sheet Offsetting*, or ASC 815-10-45, *Derivatives and Hedging -Balance Sheet Netting*, or subject to an enforceable master netting arrangement or similar agreement. The effective date of this ASU is the same as the effective date of ASU No. 2011-11. The Company does not expect that the adoption of this ASU will have a material impact on the statement of financial condition except for additional disclosure.

3. FINANCIAL INSTRUMENTS

Financial instruments owned – at fair value, including those pledged as collateral and financial instruments sold, not yet purchased – at fair value at December 31, 2012, consist of the following (in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equity securities	$ 4,803,361	$ 749,128
U.S. government and agency	5,331,251	5,609,615
Corporate debt	75,922	-
Derivative contracts	108,324	111,213
Total	$ 10,318,858	$ 6,469,956

Pledged financial instruments that can be sold or re-pledged by the secured counterparty generally include equity securities, U.S. government and agency securities including treasury bills, treasury

bonds, and agency securities and are reported in *Financial instruments owned and pledged as collateral – at fair value* on the statement of financial condition. The Company also loaned or pledged financial instruments owned to counterparties and clearing organizations that do not have the right to deliver or repledge the collateral. At December 31, 2012, the market value of securities delivered or pledged totaled $6.4 billion.

4. COLLATERALIZED TRANSACTIONS

In the normal course of business, the Company receives securities primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to deliver or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2012, the fair value of securities received as collateral by the Company that it was permitted by contract or custom to deliver or re-pledge was $32.3 billion, of which the Company delivered or re-pledged as collateral approximately $26.0 billion. This balance includes $7.2 billion of securities from non-customer affiliates.

The Company received securities in connection with certain non-cash securities loan agreements. As required by FASB ASC 860 – *Transfers and Servicing*, the Company reported the fair value of these securities on the statement of financial condition. At December 31, 2012, fair value of securities received from these transactions totaled approximately $6.7 billion and are reflected as *Securities received as collateral* and *Obligation to return securities received as collateral.*

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2012, consist of the following (in thousands):

	Receivable	Payable
Deposits to/from clearing Organizations	$255,433	$9,571
Securities failed-to-deliver/receive	87,908	44,156
Trades in process of settlement	442,688	548,574
Futures clearing balance with Affiliate, net	-	80,867
Other	12,203	16,247
	$798,232	$699,415

The Company clears certain proprietary and customer securities transactions through securities clearing organizations and other clearing houses. Deposits to/from clearing organizations include good faith deposits and net settlement balances.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Securities failed to deliver and securities failed to receive also include amounts related to U.S. client trades that are cleared through foreign affiliates and are reported in accordance with SEC Rule 15a6.

Trades in process of settlement include gross receivables and payables related to forward settling trades of $442.7 and $90.1 million, respectively. The remaining balance is net unsettled trades in process. See policy change in Note 2.

Other receivable and payable primarily includes commission receivable and payable from broker dealers.

6. OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES

Other Assets – The following table sets forth the amounts that are included in *Other assets* on the Company's statement of financial condition at December 31, 2012 (in thousands):

Deferred plan investments	$ 62,923
Dividends and interest receivable	60,515
Other receivables from affiliates	40,448
Miscellaneous receivables and other	13,937
Exchange memberships	1,388
Fixed assets — net of accumulated depreciation ($6,502)	62
Total	$179,273

Deferred plan investments include company owned life insurance policies with a cash surrender value of $62.9 million.

Dividends and interest receivables primarily include outstanding dividends and interest from trading securities and outstanding interest receivable from resale agreements and securities borrowed activities. Dividends and interest receivables include outstanding balances with SG and affiliates. At December 31, 2012, outstanding dividends and interest from trading securities totaled $52.1 million and outstanding interest from resale and securities borrowed activities totaled $8.4 million.

Receivables from affiliates include outstanding balances from transactions entered into with SG and affiliates in the normal course of business and pursuant to Service Level Agreements ("SLAs").

Balances with affiliates are discussed in the related party transactions section in Note 8.

Miscellaneous receivables and other include accrued fee income, prepaid expenses, and other sundry receivables.

Accrued Expenses and Other Liabilities – The following table sets forth the amounts that are included in *Accrued expenses and other liabilities* on the Company's statement of financial condition at December 31, 2012 (in thousands):

Employee related payables	$164,784
Other payables to affiliates	64,854
Dividends and interest payable	39,564
Other liabilities	32,041
Total	$301,243

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities.

Payables to affiliates include outstanding balances with SG and affiliates for operational and administrative support and management services.

Dividends and interest payables include outstanding dividends from trading securities and outstanding interest payable from repurchase agreements, securities loaned, and other activities. Dividends and interest payables include outstanding balances with SG and affiliates. At December 31, 2012, outstanding dividends and interest payables from trading securities totaled $33.4 million and outstanding interest from repurchase agreements and securities loaned totaled $6.2 million.

Balances with affiliates are discussed in the related party transaction section in Note 8.

Other liabilities include legal fees, accrued expenses, and other sundry payables.

7. FAIR VALUE MEASUREMENT

Fair Value Measurements on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Assets				
Securities received as collateral	$5,725,387	$ 1,016,575	$ -	$ 6,741,962
Financial instruments owned — at fair value:				
Equity securities	$4,803,224	$ 137	$ -	$ 4,803,361
U.S. government and agency	4,816,364	514,887	-	5,331,251
Corporate debt	-	75,922	-	75,922
Derivative contracts	106,828	1,496	-	108,324
	$9,726,416	$ 592,442	$ -	$ 10,318,858
Liabilities				
Obligation to return securities received as collateral	$5,725,387	$ 1,016,575	$ -	$ 6,741,962
Financial instruments sold, not yet purchased — at fair value:				
Equity securities	$ 748,973	$ 155	$ -	$ 749,128
U.S. government and agency	5,402,376	207,239	-	5,609,615
Derivative contracts	98,641	12,572	-	111,213
	$6,249,990	$ 219,966	$ -	$ 6,469,956

There were no assets or liabilities measured at fair value on a non-recurring basis during 2012.

Valuation Techniques:

- **Equity Securities** – *Exchange traded equity securities*: Exchange traded equity securities are measured based on quoted exchange prices in active markets, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

  Non-exchange traded equity securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions and are categorized as Level 2 in the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments.

- **U.S. Government and Agency Securities** – *Treasury Securities*: U.S. Treasury securities are measured based on quoted market prices and generally categorized as Level 1 of the fair value hierarchy.

  U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured based on quoted market prices and trade data for identical or comparable securities and generally classified as Level 2 of the fair value hierarchy.

- **Corporate Debt** – Corporate debt securities held by the Company are traded OTC and are classified as Level 2. Prices of debt securities which cannot be observed in the market either directly or through comparative securities are valued using broker quotes or models which may incorporate inputs that are not observable.

- **Derivatives** – *Listed Derivative Contracts*: Listed derivative contracts entered into by the Company generally include U.S. exchange traded options and futures contracts, which are measured based on quoted exchange prices that are generally obtained from pricing services. The fair value of options contracts are categorized as Level 1 in the fair value hierarchy and are reflected in the table above. The fair values of futures contracts are excluded from the table above and are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers and clearing organizations* on the statement of financial condition. At December 31, 2012, the net payable related to futures contracts totaled $11.3 million.

  OTC Derivative Contracts: OTC equity derivative contracts include derivative contracts entered into by the Company to economically hedge its exposure to certain deferred compensation liabilities. These contracts are generally valued using observable inputs. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given that the inputs to the valuation models are observable.

- **Securities received as collateral from non-cash securities loaned** – If the securities received as collateral are exchange traded equity securities and/or U.S. government securities, they are measured based on quoted exchange prices, which are generally obtained from pricing services. As such, non-cash securities loaned are categorized as Level 1 in the fair value hierarchy. If the securities received as collateral are non-exchange traded equity securities and/or non government and agency debt securities, they are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions. These securities are categorized within Level 2 of the fair value hierarchy.

8. RELATED PARTY TRANSACTIONS

At December 31, 2012, amounts outstanding to and from affiliates are reflected in the statement of financial condition as set forth below (in thousands):

Assets:	
Cash	$ 437
Receivables from customers	8,442
Receivables from non-customers	211,944
Securities purchased under agreements to resell	556,604
Securities borrowed	1,407,820
Securities received as collateral	409,266
Financial instruments owned — at fair value	1,496
Other assets	41,871
Liabilities:	
Payables to customers	1,065
Payables to non-customers	1,520,957
Payables to brokers, dealers and clearing organizations	80,867
Securities sold under agreements to repurchase	9,541
Securities loaned	1,766,942
Obligation to return securities received as collateral	409,266
Financial instruments sold, not yet purchased	12,091
Accrued expenses and other liabilities	69,804
Subordinated borrowings — (refer to Note 10)	640,000

The related party balances set forth in the tables above resulted from transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

The Company maintains certain bank accounts at an affiliated bank. These bank balances are included in *Cash* on the statement of financial condition and are as set forth in the table above.

The Company clears proprietary futures transactions through an affiliate clearing broker dealer. At December 31, 2012, the Company reported a net payable with the clearing broker in Payables to brokers, dealers, and clearing organizations on the statement of financial condition, and as set forth in the table above. The Company incurred brokerage and clearing charges for its proprietary futures transactions.

The Company carries clearing and settlement accounts of SG and affiliates and provides securities clearing, settlement, and custody services for their U.S. trading activities. Clearing and settlement balances are reflected in *Receivables from* and *Payables to customers and non-customers* on the statement of financial condition and are as set forth in the table above. The Company earns certain commissions and fees in connection with these services. Outstanding receivables related to fees earned totaled $7.6 million and are included in *Other assets* on the statement of financial condition.

The Company pays interest on free credit balances and credit balances resulting from SG and affiliates' short sales activities. Related outstanding payables are minimal and are reported in *Accrued expenses and other liabilities* on the statement of financial condition.

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

- The Company enters into short-term resale and repurchase agreements with affiliates in connection with short sales and other collateralized transactions. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Resale agreements are included in *Securities purchased under agreements to resell* on the statement of financial condition and are as set forth in the table above. Repurchase agreements are entered into for operational purposes. Repurchase agreements are included in *Securities sold under agreements to repurchase* on the statement of financial condition and are as set forth in the table above.

  The Company acts as a conduit for certain stock borrowing and lending activities for SG and affiliates. The Company primarily borrows from third party counterparties and lends to SG and affiliates. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities.

  When cash collateral is advanced or received, these activities are recorded at the contract amount in *Securities borrowed* and *Securities loaned* on the statement of financial condition and are as set forth in the table above. When securities collateral is received in connection with certain stock loan agreements, the fair value of the securities received is reported in *Securities received as collateral* and *Obligation to return securities received as collateral* on the statement of financial condition. Affiliated balances in connection with these securities loan agreements are as set forth in the table above.

The Company entered into various forward contracts with SG. As of December 31, 2012, the fair values of these open forward contracts totaled $0.8 million, and are reported in *Financial instruments owned – at fair value* on the statement of financial condition.

The Company also entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2012, the fair value asset and liability of these derivatives, net of cash paid or received, totaled $0.7 million and $12.1 million, respectively. The fair value of these contracts are included in *Financial instruments owned - at fair value* and *Financial instruments sold - at not yet purchased, fair value* on the statement of financial condition.

The Company is party to various SLAs with SG and affiliates. Under these agreements, the Company provides or receives services for operational and administrative support and managerial services. Cost allocations include, but are not limited to administration and security, credit administration, risk management, human resources administration and insurance. Pursuant to the various agreements, certain revenues and expenses are allocated to and from the Company.

9. SHORT-TERM BORROWINGS

Short-term borrowings generally include bank loans from affiliated companies and bank accounts with credit balances that are used to fund operating activities. As of December 31, 2012, there were no outstanding short-term borrowings from affiliated companies. Credit balances in bank accounts totaled $0.2 million at December 31, 2012.

10. SUBORDINATED BORROWINGS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are generally obtained from affiliated companies at prevailing market rates. As of December 31, 2012, subordinated borrowings totaled $640 million, and are pursuant to multiple subordination agreements with SG. Subordinated borrowings bear interest at floating rates, ranging from LIBOR + 50 basis points to LIBOR + 70 basis points. Subordinated borrowings mature in 2013. Subordinated borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the borrower does not give notice of repayment on or before the thirteenth month preceding the scheduled maturity date. Fair value of the subordinated borrowings is approximately $626 million at December 31, 2012.

11. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Societe Generale's Savings and Investment Retirement Plan from the date of hire if they are at least 21 years of age. Employees are able to make a maximum allowable contribution of $17,000, with an additional $5,500 "catch-up" contribution for anyone who became age 50 or older in 2012, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 3% of the employee's compensation subject to Internal Revenue Service limitations. All employee contributions are 100% vested immediately and all employer contributions are subject to a five-year vesting schedule.

The Company is also a participant in two pension plans, the Societe Generale U.S. Operations Pension Plan and the SG Pension Plan (collectively, the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans that are administered by SG.

12. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS

The Company sponsors a voluntary deferred compensation plan for eligible employees ("Participants"). The liabilities related to this deferred compensation plan are joint and several with SG. Company contributions are made on a tax deferred basis. Employee bonus deferrals are charged to expense in the year of the award. Participants are allowed to invest their deferred bonus in select investment funds. The value of the deferred compensation liability will fluctuate based on changes in value of the investment funds. As of December 31, 2012, deferred compensation liability of $48.6 million is included in *Accrued expenses and other liabilities* on the statement of financial condition.

Each year the Company requires selected employees to defer a portion ("fidelity bonus nominal") of their bonus compensation ("Involuntary Plan"). Plan participants' fidelity bonus nominal amounts track the performance of SG shares or select investment funds during the vesting period (the fidelity bonus is said to be "invested" in SG shares or select investment funds). The deferred portion of the bonus compensation is expensed ratably over the requisite service period of approximately three to four years. The value of the deferred compensation liability will change based on the performance of SG stock or employee selected investment funds. The Company has recorded a liability of $52.7

million, which is included in *Accrued expenses and other liabilities* on the statement of financial condition. The amount of nonvested share based fidelity bonus is $21.7 million, which will be recorded over the weighted average life of 26 months.

Under the Involuntary Plan, certain employees elected to defer vested bonuses further than initial period of vesting. As of December 31, 2012, the related outstanding liability totaled $8.9 million, and is reported in *Accrued expenses and other liabilities* on the statements of financial condition.The Company's employees are granted awards under three additional SG stock incentive plans. The SG Global Employee Share Ownership Program ("GESOP"), allows employees to purchase SG stock at a discount. The Company provides matching contributions as defined by the GESOP; SG grants options to purchase shares of SG stock to certain employees of the Company. Generally, the options become exercisable upon the completion of a three-year vesting period and expire seven years from the date of grant; SG grants free SG shares to certain eligible employees under its Deferred Shares Plan. All beneficiaries are subject to the condition of presence at the end of the applicable vesting period. The fair value of the free shares granted, measured at the grant date, is recognized over the vesting period during which an employee is required to provide service in exchange of shares.

13. OFF-BALANCE-SHEET RISKS

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and trading needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the statement of financial condition. The Company determines the credit quality of counterparty based on internal credit risk grades, collateral and collection experience. Management believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

The table below sets forth the Company's derivative financial instruments that were executed, for trading purposes, through regulated exchanges and OTC, at contract or notional amounts, together with their fair value at December 31, 2012 (in thousands):

	Contractual/ Notional	Fair Value
Futures contracts:		
Commitments to buy	$ 1,246,781	$ 9,263
Commitments to sell	6,077,223	(20,539)
Listed options:		
Long	454,446	106,347
Short	1,731,371	(98,641)
Forward contracts		
Long	49,319	753
Short	1,067	(481)

The Company's futures contracts, which are future commitments to buy or sell equity stock indexes, interest rate, and currency financial instruments, are executed on an exchange, and cash settlement is made on a daily basis for market movements. Futures contracts mature at various dates through 2014.

Included in other trading activities are the Company's listed options contracts, which consist of various call and put options on equity stock indexes. Options contracts expire at various dates through January 2015.

Forward contracts include certain agreements with SG to deliver securities at maturity. These agreements mature in less than one year.

Derivative financial instruments used for purposes other than trading include certain contracts entered into by the Company to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. At December 31, 2012, the Company had contracts with notional amounts totaling $53.8 million and net negative fair value totaling $11.3 million. The fair values of these contracts are reported gross in *Financial instruments owned – at fair* value and *Financial instruments sold, not yet purchased – at fair value* on the statement of financial condition. These contracts were entered into with an affiliate and carry expirations ranging from March 2013 to September 2015.

14. CONCENTRATION OF CREDIT RISK

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading, and brokerage activities in which counterparties primarily include other broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreements and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

15. COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES

Commitments – The Company has certain contractual obligations under long-term non-cancelable sublease agreements with an affiliate, principally for office space and facilities and includes escalation provisions.

At December 31, 2012, the Company had commitments to enter into future securities borrow and securities loan agreements starting January 2, 2013. At December 31, 2012, commitments in connection with securities borrowed totaled $18.5 million. Commitments related to securities loaned totaled $14.7 million, all of which are with SG.

Contingent Liabilities – In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The

Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's statement of financial condition.

Guarantees – In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of or providing services to, the Company.

The Company applies the provisions of the FASB ASC 460 – *Guarantees* which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 – *Guarantees* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. However, the Company is not party to such guarantees.

16. REGULATORY REQUIREMENTS

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is also subject to minimum financial requirements pursuant to CFTC regulations. In addition, the Company is expected to maintain a minimum net capital level of $150 million as a primary dealer. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2012, the Company had net capital of $2,138 million, which was $2,137 million in excess of the net capital requirement of $1.5 million.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2012, the Company had a customer reserve requirement of $29.2 million. At December 31, 2012, the Company had approximately $175.4 million reflected on the statement of financial condition as *cash segregated for regulatory purposes.*

17. SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the statement of financial condition was issued. The Company did not note any subsequent events requiring disclosure or adjustments to the statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2013

SG Americas Securities, LLC
1221 Avenue of the Americas
New York, New York

In planning and performing our audit of the financial statements of SG Americas Securities, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is registered as an introducing broker with the CFTC and does not execute any commodity customer transactions, our study did not include tests related to (a) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (b) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP